MURRAY & HOLLANDER LLP
                               545 Madison Avenue
                               New York, NY 10022









                                                                 March 29, 2005
VIA FAX (202) 942-9527
Ms. Jean Yu
Staff Accountant
United States Securities
         and Exchange Commission
450 Fifth Avenue, N.W.
Washington, DC 20549

         Re:      Lottery & Wagering Solutions Inc. (the "Company")
                  Form 10-KSB for fiscal year ended June 30, 2004
                  Form 10-QSB for the quarterly period ended September 30, 2004 Form 8-K filed on January 6, 2005
                  File No.: 00-22191
                  ------------------

Dear Ms. Yu:

         As I indicated to you in our telephone conversation last week, on March 24, 2005, Lottery & Wagering Solutions, Inc. filed its Quarterly Report on Form 10-QSB for the period ended December 31, 2004.

         In the Form 10-QSB, the Company has revised its treatment of various items in response to the comments in Mr. Foti's letter to Mr. Greenberg dated February 14, 2005. For your convenience in reviewing these changes, I have faxed to you with a copy of this letter, pages from the recently filed Form 10-QSB, marked to indicate the locations of the changes with have been made. The numbers interlineated on such faxed pages correspond to the numbering of those items in Mr. Foti's letter to Mr. Greenberg.

         There were no revisions with respect to certain comments. Items numbered 4 and 7 will be treated in the Company's Report on Form 10-KSB for the fiscal year ending June 30, 2005, in accordance with the instructions for that Form; items 2 and 6 are explained in Mr. Greenberg's letter to Mr. Foti dated March 17, 2005, and no changes have been made with respect to those items. In response to Item 8, the balance sheet has been revised to reflect stock

Ms. Jean Yu
United States Securities
and Exchange Commission
March 29, 2005
Page 2




repurchases in fiscal year 2004 and prior years as a reduction in retained earnings rather than paid-in capital. In view of the revised treatment of the Suriname operations as "discontinued operations", appropriate revisions have been made throughout the Form 10-QSB in response to Item 11.

         If you have any questions or comments, please contact the undersigned at (212) 753-7640, or Mr. Greenberg at (954) 885-0560.


                                                      Sincerely yours,


                                                      /s/  Carl R Hollander
                                                      ----------------------
                                                      Carl R. Hollander
CRH:cm
cc:      Mr. Miles Greenberg